

ELECTRONICS

03 JUN 30 AM 7:21

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360


03024072

June 25, 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

Daniel Kim

Associate Manager
Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7721
Fax) 82-2-727-7427
Email) dano.kim@samsung.com

dlw 6/30


SAMSUNG

June 25, 2003

Investment in LCD Line 6

▫ **Details**

- SEC's BOD has authorized the investment plan to expand the LCD production capacity within this year so that SEC can maintain a timely supply of color filters. It will improve the balance sheet as outsourcing color filters is less cost effective, and also help secure new process to raise productivity.

- The planned investment will be used to upgrade color filter production equipment in line 6, and is expected to total ₩163.4 billion.

  ► The investment will help finance the expansion of color filter production equipment and the building of clean rooms.


SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360


SUPPL

June 25, 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

Daniel Kim

Associate Manager
Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7721
Fax) 82-2-727-7427
Email) dano.kim@samsung.com


SAMSUNG

June 25, 2003

Investment in Next Generation Memory Chip Processing

▫ **Details**

- SEC's BOD has authorized an investment plan designed to procure equipment which will be used to develop next generation memory chip processing and mass production capacity.

- The investment is expected to total ₩91 billion and will introduce equipment such as scanners.